SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-10)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 8)



                     Bally Total Fitness Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, no par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  058 73K 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Emanuel R. Pearlman
                           Liberation Investment Group
                               11766 Wilshire Blvd.
                                   Suite #870
                           Los Angeles, CA 90025-6538
                                 (310) 479-3434
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 18, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 058 73K 10 8                                       Page 2 of 9
----------------------                                       -------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Liberation Investments, L.P.

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
        (See Instructions)                                      (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       2,662,963

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      2,662,963

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          2,662,963
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
          (See Instructions)
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        7.84%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
14        (See Instructions)
          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 058 73K 10 8                                       Page 3 of 9
----------------------                                       -------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Liberation Investments, Ltd.

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
        (See Instructions)                                      (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Cayman Islands

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       1,436,487

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      1,436,487

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,436,487
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions)

          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        4.23%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
14        (See Instructions)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 058 73K 10 8                                       Page 4 of 9
----------------------                                       -------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Liberation Investment Group LLC

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        N/A
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       4,099,450

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      4,099,450

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          4,099,450
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions)
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        12.06%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
14        (See Instructions)
          OO, IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 058 73K 10 8                                       Page 5 of 9
----------------------                                       -------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Emanuel R. Pearlman

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
        (See Instructions)                                      (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        N/A
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       35,000
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       4,099,450

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       35,000
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      4,099,450

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          4,134,450
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions)
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        12.16%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON
14        (See Instructions)
          IN, HC
--------------------------------------------------------------------------------

INTRODUCTION

            This Amendment No. 8 (this "Amendment") relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group, LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004, Amendment No. 2 filed on August 27, 2004, Amendment No. 3 filed on September 1, 2004, Amendment No. 4 filed on September 10, 2004, Amendment No. 5 filed on December 13, 2004, Amendment No. 6 filed on April 26, 2005 and Amendment No. 7 filed on May 6, 2005 (the "Schedule 13D"), relating to shares of common stock, $.01 par value per share ("Common Stock"), of Bally Total Fitness Holding Corporation (the "Company").

            Items 4 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 4.  Purpose of Transaction.


            On July 18, 2005, LIGLLC, on behalf of the Reporting Persons, delivered a letter to the Board of Directors of the Company (the "Board"). The letter expressed the Reporting Person's disappointment with the Company's press release, dated July 13, 2005, and management conference call held on the same date, which, among other things, reported that the Company would fail to meet its self-imposed deadline for completing audited financial statements. In addition, the Reporting Persons called for a change in management, including a new chief executive officer, in order to restore investor credibility and move the Company forward. The letter also urged the Board to appoint Mr. Pearlman to the Board to give credibility to the Board's commitments to effect change at the Company and maximize shareholder value. Mr. Pearlman is the General Manager, Chief Investment Officer and majority member of the Reporting Persons, which together are the Company's largest individual shareholder. A copy of the letter is attached hereto as Exhibit 11.


Item 7.  Material to be Filed as Exhibits

            The following exhibit is filed is filed with this Amendment:

EXHIBIT 11: Letter sent by Liberation Investment Group, LLC to the Board of Directors of Bally Total Fitness Holding Corporation on July 18, 2005.

                                  SCHEDULE 13D

CUSIP No. 058 73K 10 8                                       Page 7 of 9
----------------------                                       -------------------

                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 19, 2005




LIBERATION INVESTMENTS, L.P.
By:  Liberation Investment Group, LLC, general partner


By:  /s/ Emanuel R. Pearlman
    ------------------------------
     Emanuel R. Pearlman
     General Manager



LIBERATION INVESTMENTS LTD.


By:  /s/ Emanuel R. Pearlman
    ------------------------------
     Emanuel R. Pearlman
     Director



LIBERATION INVESTMENT GROUP, LLC


By:   /s/ Emanuel R. Pearlman
    ------------------------------
      Emanuel R. Pearlman
      General Manager



Emanuel R. Pearlman



/s/ Emanuel R. Pearlman
------------------------------